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EXHIBIT 16.1

         April 3, 2003

         Securities and Exchange Commission

         Washington, D.C. 20549

         Ladies and Gentlemen:

         We were previously principal accountants for Amistar Corporation and, under the date of February 19, 2003, we reported on the financial statements of Amistar Corporation as of and for the years ended December 31, 2002 and 2001. On April 1, 2003, our appointment as principal accountants was terminated. We have read Amistar Corporation's statements included under Item 4 of its Form 8-K dated April 1, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Amistar Corporation's statements made under Item 4 in the first, second and sixth paragraphs.

         Very truly yours,

         KPMG LLP